EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S/A
                                 Listed Company
                         CNPJ/MF No. 60.208.493/0001-81


                                  CALL FOR THE
           ORDINARY AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The shareholders of EMBRAER - Empresa Brasileira de Aeronautica S/A are hereby called to attend to the Ordinary and Extraordinary General Meeting of Shareholders, to be held on April 28, 2003, at 9:00 AM, at the headquarters of the Company at Avenida Brigadeiro Faria Lima, n(0) 2170, in the city of Sao Jose dos Campos, State of Sao Paulo, Brazil, in order to discuss and vote the following matters:

                    ORDINARY GENERAL MEETING OF SHAREHOLDERS

     1. Approval of the Management Annual Report and of the Financial Statements related to the fiscal year ended December 31, 2002;
     2. Destination of the net income of the fiscal year ended December 31, 2002;
     3. Election of the members of the Fiscal Committee and election of a Director and its Deputy for the Board of Directors as a result of resignation of the Director;
     4. Determination of the remuneration of the members of the Fiscal Committee and of the annual global amount to be distributed to the Administrators;
     5. Proposal for the change of the newspaper where the publications of the Company required by the Brazilian law are made.

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     1. Capitalization of the reserve registered as "Reserve of Investments and Working Capital", created in the fiscal year of 2001, without the issue of new shares and in benefit of all the shareholders, and modification of the "caput" of Article 5 of the Bylaws, as a result of the capitalization referred to above and of the ratification by the Board of Directors of the new capital of the Company due to the Stock Options of preferred shares of Embraer.

     2. Modification of the Article 29 of the Bylaws of the Company regarding the Fiscal Committee.

According to the paragraph 6 of article 124 of the Corporate Law 6404/76, as modified by laws 9.457/97 and 10.303/01, the documents to be deliberated in the Shareholders Meetings are available to the shareholders at the Company and at the Sao Paulo Stock Exchange.

General Instructions

a) The Proxies related to the above referred shareholders meeting shall be delivered at the headquarter of the Company, at the address stated hereinbefore, at least three business days before the meetings.

b) The shareholders having its shares deposited under custody of shares, wishing to attend to the meetings, shall present the Company on or before 48 hours from the date of the meetings, the extract provided by the Custodian Entity confirming their respective share status.

                     Sao Jose dos Campos, April 11th, 2003.

                                 Carlyle Wilson
                       President of the Board of Directors